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As filed with the Securities and Exchange Commission on April 2, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ISIS PHARMACEUTICALS, INC.
(Name of Subject Company—Issuer and Filing Person—Offeror)

464330-10-9
(CUSIP Number of Class of Securities)

B. Lynne Parshall, Esq.
Executive Vice President
Isis Pharmaceuticals, Inc.
2292 Faraday Avenue
Carlsbad, California 92008
(760) 931-9200
(Name, address, and telephone number, of person authorized to receive notices and communications on behalf of Filing Person)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*

Not applicable	Not applicable

*
A filing fee is not required since the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
	Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Schedule TO

ITEMS 1-11, 13.

        Not applicable

ITEM 12. EXHIBITS.

Exhibit Number	Description
99.1	Press release dated April 2, 2003.
99.2	Excerpts of conference call on April 2, 2003 in which Isis Pharmaceuticals, Inc. discussed the proposed offer.

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  ITEMS 1-11, 13.
  ITEM 12. EXHIBITS.